UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   MAGGARD, RONALD B.
   10370 Hemet Street, Suite 240
   Riverside, CA  92503
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Checkers Drive-In Restaurants, Inc.
   CHKRD
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1999
5. If Amendment, Date of Original (Month/Year)
   August 1999
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Director Stock Option |$3.37   |8/5/9|A   | |A          |A  |8/5/9|8/5/0|Common Stock|8,333 (|       |            |D  |            |
(right to buy)        |        |9    |    | |           |   |9    |9    |            |1)     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Director Stock Option |$1.78   |8/9/9|A   | |A          |A  |8/17/|8/17/|Common Stock|10,000 |       |            |D  |            |
(right to buy)        |        |9    |    | |           |   |99   |09   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Director Stock Option |$20.38  |8/17/|C (2| |A          |A  |3/24/|3/24/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |99   |)   | |           |   |97   |07   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Director Stock Option |$13.95  |8/9/9|C (2| |A          |A  |5/11/|5/11/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |98   |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Director Stock Option |$4.15   |8/9/9|C (2| |A          |A  |5/11/|5/11/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |99   |09   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Director Stock Option |$3.20   |8/9/9|C (2| |A          |A  |(3)  |2/12/|Common Stock|33,167 |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |     |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |58,964      |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Constitues 100,000 options in Checkers awarded on 8/5/99 in connection with holders the election of the reporting person to the Checkers Board which were exchanged for shares of Checkers of the ratio of 1.99 to one and then subject to a one-for-twelve reverse stock split effective
8/9/99.
2. Options originally granted under the Director stock option plan of Rally's Hamburgers, Inc. which were converted to options in Checkers in connection with the merger between Rally's and Checkers and then subject to a one-for-twelve reverse stock split effective
8/9/99.
3. Options granted on 2/12/98 and vest in equal increments over a period of five years.
SIGNATURE OF REPORTING PERSON
RONALD B. MAGGARD